Exhibit 99.2

ASML Holding N.V.

Remuneration Report

Contents

6	Message of the Supervisory Board

7	The Remuneration Committee

8	2010 Remuneration Policy - Board of Management

15	Remuneration in 2011

19	Supervisory Board Remuneration

ASML HOLDING N.V. - REMUNERATION REPORT 2011

Message of the Supervisory Board

Dear Shareholders, dear Stakeholders,

We are pleased to present to you the Remuneration Report concerning financial year 2011 (“the Report”). In this Report, you will find the remuneration policy and the remuneration details of the Board of Management (“BoM”) of ASML Holding N.V. (“ASML” or the “Company”). The Supervisory Board has made efforts for this Report to be fully compliant with the Dutch Corporate Governance Code and best market practice.

The Remuneration Policy, as adopted by the General Meeting of Shareholders on March 24, 2010, was not changed in 2011.

During the year under review, the Remuneration Committee primarily worked on the further implementation of the Remuneration Policy. In doing so, the Remuneration Committee applied the following principles:

•	Transparent – the policy and its execution need to be clear and practical;

•	Aligned – the remuneration needs to be fully aligned with the ASML business needs;

•	Long-term – the incentives to management need to focus on long-term value creation;

•	Compliant – ASML adopts the highest standards of good corporate governance.

The Remuneration Committee executed the benchmark assessment of remuneration levels as conducted every two years and prepared proposals for remuneration adjustments in 2012. As Océ N.V. no longer qualifies to be included in the European reference market, Imtech N.V replaced this company. In addition, the Remuneration Committee considered the effectiveness of the current set of performance criteria and improved the measurement of the ‘Market Position’ element in the short-term incentive.

The Supervisory Board extensively discussed the recommendations made by the Remuneration Committee on the existing employment contracts of the Board of Management. This discussion focused on three specific elements:

•

The appointment/ employment terms and severance arrangements for members of the Board of Management appointed before 2004. As for the appointment/ employment terms and severance arrangements for the members of the Board of Management appointed before 2004, the Supervisory Board felt that - as with customers and other employees – existing contracts should be respected. Once it has become effective, new contracts with members of the Board of Management will be subject to the Act on Management and Supervision;

•	The consequences of the Act on Management and Supervision (‘Wet Bestuur en Toezicht’) for the employment relationship between the members of the Board of Management and ASML;

•	The Change of Control arrangements in the long-term incentive.

The Supervisory Board approved the following recommendations made by the Remuneration Committee:

•	In the labor market reference group, Imtech replaced Océ, as this company is no longer listed after joining the Canon Group.

•	A change in the long-term incentive plan that limits the pay-out to the Board of Management in a situation of Change of Control.

The Remuneration Policy has had a number of partial reviews in the course of the past ten years. It has served ASML well, but in 2011, the Supervisory Board decided that it is now time to fundamentally review the Remuneration Policy of ASML in 2012 and to consider the policy in light of the strategy, business model and senior management compensation of ASML moving forward. Any changes to the policy will be submitted for shareholder approval in 2013.

The Supervisory Board

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The Remuneration Committee

The Remuneration Committee of ASML advises the Supervisory Board, and prepares resolutions with respect to the review and execution of the Remuneration Policy as adopted by the General Meeting of Shareholders on March 24, 2010. The Supervisory Board approves the proposals of the Remuneration Committee and, in case of policy changes, submits the proposed remuneration policy to the General Meeting of Shareholders for adoption. The members of the ASML Remuneration Committee are Jos W.B. Westerburgen (chairman), Ieke C.J. van den Burg and Pauline F.M. van der Meer Mohr.

Responsibilities Remuneration Committee

The Remuneration Committee:

•	oversees the development and implementation of compensation and benefits programs for members of the Board of Management;

•

reviews and proposes the corporate objectives and targets relevant to the compensation of all members of the Board of Management, in cooperation with the Audit Committee and the Technology and Strategy Committee;

•

evaluates the achievements of the Board of Management with respect to the short and long-term quantitative performance criteria in cooperation with the Audit Committee and the Technology and Strategy Committee. The qualitative performance criteria are evaluated by the full Supervisory Board. Furthermore, the Remuneration Committee recommends to the Supervisory Board the resulting compensation levels for the members of the Board of Management, based on this evaluation;

•	conducts internal pay relativity analyses in order to assure appropriate pay differentials within the Company;

•	analyzes possible outcomes of the variable remuneration components and assesses how they may affect remuneration for the Board of Management (scenario analyses);

•	reviews and proposes the remuneration of the Supervisory Board.

For a more comprehensive overview of the responsibilities of the Remuneration Committee, please refer to the Rules of Procedure of the Remuneration Committee as posted on the website www.asml.com. The Supervisory Board has the discretionary power to adjust variable remuneration components both upwards and downwards if these would, in the opinion of the Supervisory Board, produce an unfair result due to extraordinary circumstances during the period in which the predetermined performance criteria have been or should have been achieved (ultimum remedium – provision II.2.10). Besides this, the Supervisory Board may recover from the Board of Management any variable remuneration awarded on the basis of incorrect financial or other data (claw back clause – provision II.2.11).

Activities during 2011

In 2011, the Remuneration Committee met four times in scheduled meetings, two times via conference call and several times on an ad-hoc basis.

Role of the external advisor

The consultant that acts as the advisor to the Remuneration Committee does not perform any other services for ASML’s Board of Management.

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2010 Remuneration Policy — Board of Management

In this section, an overview is provided of the 2010 Remuneration Policy. In addition, the expected developments with regard to remuneration for 2012 will be discussed.

The following table provides an overview of the 2010 Remuneration Policy as applied in 2011.

Current policy (2010)
Base salary	• Derived from the median level of the benchmark on Total Direct Compensation (conducted once every two years).
• The Remuneration Committee considers the appropriateness of any change in base salary based on the market levels, as well as salary adjustments for other ASML employees.

Short term incentive	• On target levels (as % of base salary):
– Chief Executive Officer: 75%
– Other members BoM: 60%
• Four targets are set on a semi-annual and two on an annual basis.
• Annual payout in cash, determined by the performance on five quantitative objectives (weighted 80% in total) and one qualitative objective (weighted 20% in total).

Long term incentive	• On target levels (as % of base salary):
– Chief Executive Officer: 80%
– Other members BoM: 80%
• Maximum award is 146.25% of base salary.
• Annual award, vesting is determined by both a quantitative (ROAIC – weighted 80%) and qualitative (weighted 20%) performance metric measured over a period of three calendar years.

Pension benefits	• Positioned in line with common market practice of companies included in the AEX index.

Philosophy and objectives

The Remuneration Policy is such that it will enable ASML to continue to attract, reward and retain qualified and seasoned industry professionals in an international labor market. Furthermore, the Remuneration Policy supports a long term focus of the Board of Management and ensures alignment of performance criteria to ASML’s strategy.

The remuneration structure and levels are determined by benchmarking the positions using the appropriate top executive pay market practices. In principle, once every two years, the Remuneration Committee assesses compensation levels against a reference market consisting of a group of European companies mainly in the ICT and Technology sector. The compensation levels were in this year also checked against a Dutch reference market consisting of AEX listed companies.

Reference market

Given the international composition of ASML’s business as well as ASML’s staff, the base salary, together with short and long-term incentives (“Total Direct Compensation”) is measured against the market median of appropriate top executive reference markets. These benchmark assessments are, in principle, conducted once every two years. In the year that no benchmark assessment is conducted, the Supervisory Board considers the appropriateness of any change of base salary based on the market environment as well as the salary adjustments for other ASML employees.

For the market assessment, compensation levels are assessed against a reference market consisting of a group of European companies mainly in the ICT and Technology sector. Size parameters that are taken into account when interpreting the comparability of potential peer companies include revenue, the number of employees and market capitalization. The compensation levels were in this year also checked against a Dutch reference market consisting of AEX listed companies.

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The European reference market consists of the following companies:

European reference market

Alcatel-Lucent	KPN
ASM International	LogicaCMG
Atos Origin	Logitech
Cap Gemini	Nokia Siemens Networks
Capita Group	NXP
Computacenter	Randstad
DSM	Reed Elsevier
Gemalto	SAP
Imtech	St Microelectronics
Infineon Technologies	Wolters Kluwer

The reference market is reviewed and verified regularly by the Supervisory Board in order to ensure the appropriateness of its composition. In this respect, the Supervisory Board made an adjustment to the reference market. As Océ is no longer listed after joining the Canon Group, it no longer qualified to be included in the reference market. The Supervisory Board applied the following approach in finding a replacement company. Criteria that were used include: Dutch company, a similar degree of complexity as compared to ASML and a remuneration policy that is reasonable by Dutch standards. The Supervisory Board decided that Imtech was best qualified to replace Océ. The Supervisory Board made an impact assessment on remuneration levels by this replacement and concluded that it had a neutral impact on the median market reference point.

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Total Direct Compensation

Total Direct Compensation consists of base salary, a short-term performance incentive in cash and a long-term performance incentive in shares. It aims to balance short-term and long-term performance and to align the remuneration with long-term value creation.

Whilst referencing to the relevant reference markets on the one hand, the aim is to find a balance between fixed base salary and variable performance related incentives on the other hand. This pay mix is influenced by the degree in which target performance levels are met or over-achieved.

The graph below presents the pay mix for the members of the Board of Management in case of an on target and maximum performance. It illustrates ASML’s focus on pay-for-performance and rewarding long-term performance and value creation.

Overview of pay package (base salary equals 100%)

Base salary

The level of base salary is not separately benchmarked, but derived from the median level of the benchmark on Total Direct Compensation as described above.

Base salary increases, effective January 1, 2011, have been set at 4 percent for all members of the Board of Management. This percentage is equal to the budget for base salary increases for the ASML senior management.

Short-term incentive (STI)

The annual performance-related cash incentive will have an on target level of 75 percent of base salary for the CEO and 60 percent for the other members of the Board of Management. The payouts are pro-rated on a linear basis to the level of achievement of six performance criteria. For each performance criterion challenging but realistic targets are set (both for ‘on target’ and ‘threshold’ performance – for below threshold performance for the respective performance criterion no payout will occur). The Company’s external auditor is engaged to verify the consistent application of the approved calculation method and the accuracy of the calculations of STI outcomes.

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The short-term performance criteria refer to financial and other parameters that are used to drive the business and are, in principle:

Overview of short-term performance criteria

	On target payout (as % of base salary)
Financial	CEO	Other members of the Board of Management
1 Direct Material Margin on New Systems	12%	9.6%
2 Total Company Cost Base	12%	9.6%
3 Operating Cash Flow	12%	9.6%
Non-financial
4 Technology Leadership Index	12%	9.6%
5 Market Position	12%	9.6%
6 Qualitative target based on agreed key objectives	15%	12%

Total	75%	60%

Of the five quantitative performance criteria (number 1-5), three are based on the achievement of measurable financial targets, one on technology based objectives and one on achievements in the market place. The Technology Leadership Index includes qualitative elements. Additionally, the qualitative target (number 6) is based on the achievement of agreed key objectives.

In principle, the weighting of each of the five quantitative criteria is equal (weighted 80 percent in total) The sixth target is based on qualitative objectives (weighted 20 percent). The setting and measuring period of the financial and technology based targets is semiannual, and for the market related and qualitative targets it is annual. The overall payout is annual and the cash incentive is accrued during the performance period.

The weighting of the quantitative criteria, but also the emphasis of specific drivers of these criteria, may change from time to time in order to be fully aligned with the strategic priorities in any given year. All performance criteria are set in advance and will not change during the performance period.

Long-term incentive (LTI)

The members of the Board of Management are eligible to receive performance shares, which will be awarded annually under the condition of fulfillment of predetermined performance targets. These targets are measured over a period of three calendar years. The Company’s external auditor is engaged to verify the consistent application of the approved calculation method and the accuracy of the calculations of LTI outcomes.

The maximum number of performance shares to be conditionally awarded will equal 146.25 percent of base salary divided by the value of one performance share (i.e. reflecting maximum achievement). ASML defines stretching targets, whereas for on target achievement, the value of performance shares will be 80 percent of base salary.

The exact number of performance shares that become unconditional will be calculated at the end of the performance period, based on a predefined payout matrix (performance incentive zone).

The performance measures for obtaining performance shares are:

A. ASML’s relative Return on Average Invested Capital (ROAIC) position compared to the Peer Group (weighted 80 percent).

B. A qualitative target related to ASML’s long-term ability to keep performing at high standards (weighted 20 percent).

A. ROAIC as performance measure

ROAIC provides ASML’s cash rate of return on capital it has put to work, regardless of the capital structure of the Company. In other words ROAIC is a fundamental metric to measure the value creation of the Company. In order to calculate ROAIC two components will be used: Net Operating Profit After Tax (NOPAT) and Average Invested Capital (AIC). ROAIC is determined by dividing the three-year average income (loss) from operations less provision for (benefit from) income taxes by the three-year average invested capital. The average invested capital is determined by total assets less cash and cash equivalents, less current liabilities.

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The current composition of the Peer Group, which is used for the measurement of ASML’s relative ROAIC position, is presented in the table below. The Peer Group consists of a number of globally active companies in primarily the semiconductor industry that compete for shareholder preference.

ROAIC Peer Group

Advanced Energy	Lam Research
Applied Materials	MKS Instruments
ASM International
Cymer
KLA-Tencor

The Peer Group is reviewed and verified by the Supervisory Board on an annual basis in order to ensure the appropriateness of their composition. The Supervisory Board may make adjustments to this ROAIC Peer Group on the basis of market circumstances (mergers, acquisitions, or other corporate activities). As from 2011 Novellus and Varian Semiconductor no longer qualify to be included in the Peer Group since these companies have been acquired by Lam Research and Applied Materials. Alternative companies are currently investigated by the Supervisory Board.

B. Qualitative target

The long-term qualitative target for the performance period covering 2011 to 2013 will focus on Management Development and Succession Planning.

Performance incentive zone

The number of performance shares that become unconditional is dependent on the relative ROAIC performance of ASML (over a three-year period) and the evaluation of the qualitative target by the Supervisory Board (over a three-year period). The LTI payout matrix for the 2011 conditional grant is reflected in the table on the next page. At the beginning of each three-year performance cycle the LTI payout matrix (for that cycle) is set.

Calculation method

For the determination of the number of performance shares that will be conditionally awarded, ASML applies a fixed number approach. Under this approach, the number of shares is fixed for two consecutive years. Every two years, the fixed number is calculated using the maximum achievable value of 146.25 percent of base salary divided by the value of the performance share at the moment of grant in the respective year.

The value of a performance share is calculated at the beginning of the performance period, on the day of publication of ASML’s annual results in the year in which the targets are set, using the market value of the underlying share during the three preceding years and applying a discount of 30 percent.

LTI Payout matrix

	Achievement of qualitative target
	Payout as a % of base salary	Overachieved	achieved	Not achieved
Relative ROAIC	1	146.25%	133%	117%
position (quantitative)	2	146.25%	133%	117%
	3	146.25%	133%	117%
	4	121.25%	108%	92%
	5	121.25%	108%	92%
	6	93.25%	80%	64%
	7	77.25%	64%	48%
	8	65.25%	52%	36%
	9	57.25%	44%	28%
	10	29.25%	16%	0%

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Vesting and holding period

Once the shares are unconditionally awarded after fulfillment of the performance conditions, the shares will be retained by the Board of Management member for a certain minimum period. This period will be at least two years after the date the award became unconditional or until the termination of employment, whichever period is shorter. So, in general, the period before the Board of Management member obtains full rights to the shares will be five years in total.

In so far as taxation is due in respect of the unconditionally awarded shares, the Board of Management member will be allowed to sell unconditionally awarded shares with a value equal to the amount of the tax due.

Pensions

The pension arrangement for the Board of Management is based on the excedent arrangement for ASML employees in The Netherlands. The plan is a defined contribution opportunity as defined in Dutch fiscal regulations. Pensionable income is base salary only. Risk premiums for (temporary) survivors pensions are paid separately by the employer. The employee contribution in the plan is set at 4 percent of the pension base (pensionable income minus Witteveen-threshold).

Other benefits and expense reimbursement

In addition to the pension benefits mentioned earlier, the members of the Board of Management also receive other benefits and expense reimbursement, which may include company car costs, travel expenses, social security costs, health and disability insurance costs, representation allowances and housing costs for some members (gross amount before taxes).

Employment contracts

Term’s of appointment/employment

Members of the Board of Management appointed after the 2004 amendment of the Articles of Association, are appointed for a period of four years, after which reappointment is possible for consecutive four-year terms. Messrs. P. Wennink’s and M. van den Brink’s appointment to the Board of Management is for an indefinite period of time, as their initial appointment was before 2004. The Supervisory Board discussed the possibilities to amend the contracts for these members of the Board of Management. After long consideration, the Supervisory Board decided that the existing employment contracts, including all rights and obligations under these contracts, will be honored.

Severance agreement

Employment agreements with the Board of Management members concluded prior to March 31, 2004 (i.e. Messrs. Wennink and Van den Brink) do not contain specific provisions regarding benefits upon termination of those agreements. Potential severance payments in such case will be according to applicable law (e.g. cantonal formula in the Netherlands). In line with the appointment/ employment period, the Supervisory Board decided not to deviate from existing contractual obligations.

Employment agreements for members of the Board of Management appointed after March 31, 2004 (i.e. Messrs. Meurice, Van Hout and Schneider-Maunoury) do contain specific provisions regarding benefits upon termination of those agreements.

If the Company gives notice of termination of the employment agreement for reasons which are exclusively or mainly found in acts or omissions on the side of the Board of Management member, no severance amount will be granted. If this is not the case, a year base salary severance or a severance consistent with the Dutch Labor laws will be made available upon the effective date of termination.

This severance payment will also be made available in case the Board of Management member gives notice of termination of the employment agreement due to a significant difference of opinion between the respective executives and the Supervisory Board regarding his employment agreement, his function or the Company’s strategy.

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Change of control

Board of Management members with an employment agreement dated after March 31, 2004 (i.e. Messrs. Meurice, Van Hout and Schneider-Maunoury) shall also be entitled to the aforementioned severance amount in the event ASML or its legal successor gives notice of termination due to a Change of Control (as defined in the employment agreement) or if the Board of Management member gives notice of termination, which is directly related to such Change of Control and such notice is given within twelve months from the date on which the Change of Control occurs.

In order to comply with the highest standards of corporate governance, the Supervisory Board decided to mitigate the potential benefit of a Change of Control under the long-term incentive arrangements. This arrangement entails that the share price will be fixed on the average of i) the average closing share price over a period of 15 trading days prior to first public announcement of Change of Control negotiations, and ii) the average closing share price over a period of 30 trading days prior to closing of the transaction.

Share ownership

ASML does not apply formal share ownership guidelines. However, following Article 17 of the Rules of Procedure Board of Management (‘Any holding of shares in the Company’s capital by Board of Management members is for the purpose of long-term investment and not for short-term speculation’), the Company encourages share ownership by the Board of Management. This is also reflected in the ASML remuneration policy (e.g. by applying holding restrictions) and Table V that provides an overview of the share ownership of the Board of Management in 2011.

Loans

ASML has not granted any personal loans, guarantees, or the like to members of the Board of Management.

However, stock option plans that were issued before 2001 were constructed with a virtual financing arrangement whereby ASML loaned the tax value of the options granted to employees and members of the Board of Management (being Messrs. M. van den Brink and P. Wennink) subject to the Dutch tax-regime. The loans issued under this arrangement are repayable to ASML on the exercise date of the respective option, provided that the option is actually exercised. If the options expire unexercised, the loans are waived. The last option grant under this plan has expired in January 2012.

Expected developments with regard to remuneration for 2012

In 2012, we will fundamentally review the remuneration policy that served us well for over the last ten years. The review will be based on the four principles as set out before: Transparent, Aligned, Long-term and Compliant.

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Remuneration in 2011

The remuneration of the Board of Management members for the financial year 2011 was determined using the 2010 Remuneration Policy, as adopted by the General Meeting of Shareholders on March 24, 2010.

Based on the performance with respect to the short-term incentive criteria during 2011 (5 out of 6 performance criteria were achieved on target or above target, and 1 performance criteria was achieved between target and threshold level), an actual short-term performance cash payout of 99.4 percent of the target STI (of 75 percent or 60 percent respectively of base salary) has been awarded.

For Mr. Meurice, this means a payout of 74.5 percent of his base salary, for Messrs. Wennink, Van den Brink, Van Hout and Schneider-Maunoury this relates to a payout of 59.6 percent of their base salary.

The table below reflects the total remuneration per member of the Board of Management. Please note that the reported figures reflect costs incurred for the company in 2011 under US GAAP and IFRS.

Table I: Total remuneration

	Fixed		Short-term (variable)		Long term (variable)		Total Remuneration	Other
	Financial Year	Base salary EUR	STI (Cash)[1] EUR	Option awards[2] EUR	LTI (share awards)[3] EUR		Total[6] EUR	Pension[7] EUR	Compensation Pension Premium [8] EUR	Other benefits and expense reimbursement[9] EUR
E. Meurice	2011 2010 2009	787,000 757,000 735,000	586,709 566,236 507,150	— 42,648 466,164	1,413,218 935,617 1,042,576	[4] [5]	2,786,927 2,301,501 2,750,890	140,113 136,697 91,950	88,050 — —	136,765 132,630 141,377
P.T.F.M. Wennink	2011 2010 2009	488,000 469,000 455,000	291,043 280,650 251,160	— 26,401 288,578	875,493 579,321 646,055	[4] [5]	1,654,536 1,355,372 1,640,793	85,994 84,229 56,317	94,455 — —	44,669 43,627 44,886
M.A. van den Brink	2011 2010 2009	517,000 497,000 483,000	308,339 297,405 266,616	— 28,025 306,336	927,912 617,004 681,179	[4] [5]	1,753,251 1,439,434 1,737,131	91,243 90,388 59,880	181,826 — —	45,502 44,817 44,992
F.J. van Hout	2011 2010 2009	428,000 412,000 400,000	255,259 246,541 220,800	— 23,209 241,522	832,201 471,700 123,111		1,515,460 1,153,450 985,433	75,134 65,300 40,800	9,735 — —	35,190 34,549 35,199
F.J.M. Schneider- Maunoury[10]	2011 2010 2009	416,000 400,000 33,333	248,102 239,360 58,095	— — —	676,945 326,947 —		1,341,047 966,307 91,428	56,475 55,011 4,736	4,290 — —	28,313 34,788 3,163

1	Actual STI (cash) chargeable to the company in the financial year (i.e. STI relating to performance in the current year but paid out in the next financial year). The accrued STI (cash) with respect to 2009 were paid out after ASML achieved a cumulative income from operations of at least 100 million Euro in two consecutive quarters after January 1, 2010. This was achieved on the basis of the Q1 and Q2 results for 2010.
2	The remuneration reported as part of the option awards is based on cost incurred under US GAAP and IFRS. The costs of the option awards are based on the actual vested number of option awards multiplied by the fair value of the option awards at grant date and are recorded in the consolidated income statement on a straight line basis over the vesting period.
3	The remuneration reported as part of the LTI (share awards) is based on cost incurred under US GAAP and IFRS. The costs of share awards are charged to the consolidated income statement over the 3 year vesting period based on the maximum achievable number of share awards. Therefore the costs for e.g. the financial year 2011 include costs of the Board of Management performance share plan 2011, 2010 and 2009. Furthermore the difference between the amount based on the maximum achievable number of share awards and the amount based on the actual number of share awards that vest, is released to the consolidated income statement on a yearly basis until the financial year in which the share awards vest. For actual number of share awards and more details see tables II and III.
4	The remuneration reported as part of the LTI (share awards) for the year 2011 includes an adjustment for the BoM performance share plan 2008 based on the actual number of share awards vested in 2011. The adjustment for Mr Meurice, Mr Wennink and for Mr van den Brink amounts to EUR -148,040, EUR -91,645, EUR -97,281, respectively.
5	The remuneration reported as part of the LTI (share awards) for the year 2010 includes an adjustment for the BoM performance share plan 2007 based on the actual number of share awards vested in 2010. The adjustment for Mr Meurice, Mr Wennink and for Mr van den Brink amounts to EUR -296,287, EUR -183,612, EUR -191,972, respectively.
6	This total reflects base salary, STI (cash), option awards and LTI (share awards).
7	The pension arrangement has been adjusted upwards to match common market practice as from 2010. Furthermore, since the pension arrangement for members of the Board of Management is a defined contribution plan, the Company does not have additional pension obligations beyond the annual premium contribution. As per 2010, the employee contribution to the pension plan is 4 percent of the pension base.
8	In 2011, compensation was paid to the BoM regarding the risk premium for spouse/orphan pensions, to align the BoM pension arrangement with senior management. This concerned a reimbursement for risk premiums that were erroneously paid by the participants in the past.
9	Other benefits and expense reimbursement are gross amounts and may include housing costs, company car costs, travel expenses, social security costs, health and disability insurance costs and representation allowances.
10	For 2009, remuneration for Mr. Schneider-Manoury regards only the month December.

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The table below provides an overview of the minimum and maximum number of shares / options conditionally granted that the members of the Board of Management may acquire if specified performance criteria are achieved and employment conditions are met.

Table II: Unvested share awards – minimum and maximum numbers

					Number at vesting
Board of Management	Grant date	Type of grant	Number granted	Vesting date	Minimum	Maximum	End lock-up period
E. Meurice	4/13/2011	share	88,732	4/13/2014	—	88,732	4/13/2016
	2/1/2010	share	88,732	2/1/2013	—	88,732	2/1/2015
	2/2/2009	share	57,002	2/2/2012	—	57,002	2/2/2014
P.T.F.M. Wennink	4/13/2011	share	54,974	4/13/2014	—	54,974	4/13/2016
	2/1/2010	share	54,974	2/1/2013	—	54,974	2/1/2015
	2/2/2009	share	35,287	2/2/2012	—	35,287	2/2/2014
M.A. van den Brink	4/13/2011	share	58,256	4/13/2014	—	58,256	4/13/2016
	2/1/2010	share	58,256	2/1/2013	—	58,256	2/1/2015
	2/2/2009	share	37,458	2/2/2012	—	37,458	2/2/2014
F.J. van Hout	4/13/2011	share	48,293	4/13/2014	—	48,293	4/13/2016
	2/1/2010	share	48,293	2/1/2013	—	48,293	2/1/2015
	2/2/2009	share	31,021	2/2/2012	—	31,021	2/2/2014
F.J.M. Schneider- Manoury	4/13/2011	share	46,886	4/13/2014	—	46,886	4/13/2016
	2/1/2010	share	46,886	2/1/2013	—	46,886	2/1/2015

The tables below provide a comprehensive overview of respectively share awards and option awards.

Table III: Overview of share awards (as per December 31, 2011)

	At moment of grant					At moment of vesting				At end of lock-up period
Board of Management	Grant date	Status	Full control	Number	Fair value[1] EUR	Total fair value[2] EUR	Vesting date	Number	Share price at vesting EUR	Total (pre-tax) market value EUR	End of lock-up date	Number	Share price at end of lock-up EUR	Total (pre-tax) market value[4] EUR
E. Meurice	4/13/2011	Conditional	No	88,732	28.29	2,510,228	4/13/2014	—	—	—	4/13/2016	—	—	—
	2/1/2010	Conditional	No	88,732	22.93	2,034,625	2/1/2013	—	—	—	2/1/2015	—	—	—
	2/2/2009	Conditional	No	57,002	13.05	743,876	2/2/2012	—	—	—	2/2/2014	—	—	—
	2/4/2008	Unconditional	No	57,002	18.18	1,036,296	2/4/2011	48,859	31.81	1,554,205	2/4/2013	—	—	—
	1/17/2007	Unconditional	No	66,338	20.39	1,352,632	1/17/2010	51,807	22.86	1,184,308	1/17/2012	—	—	—
	1/18/2006	Unconditional	Yes	72,136	17.90	1,291,234	1/18/2009	72,136	12.40	894,486	1/18/2011	72,136	29.95	2,160,473
P.T.F.M. Wennink	4/13/2011	Conditional	No	54,974	28.29	1,555,214	4/13/2014	—	—	—	4/13/2016	—	—	—
	2/1/2010	Conditional	No	54,974	22.93	1,260,554	2/1/2013	—	—	—	2/1/2015	—	—	—
	2/2/2009	Conditional	No	35,287	13.05	460,495	2/2/2012	—	—	—	2/2/2014	—	—	—
	2/4/2008	Unconditional	No	35,287	18.18	641,518	2/4/2011	30,246	31.81	962,125	2/4/2013	—	—	—
	1/17/2007	Unconditional	No	41,111	20.39	838,253	1/17/2010	32,106	22.86	733,943	1/17/2012	—	—	—
	1/18/2006	Unconditional	Yes	45,905	17.90	821,700	1/18/2009	45,905	12.40	569,222	1/18/2011	45,905	29.95	1,374,855
M.A. van den Brink	4/13/2011	Conditional	No	58,256	28.29	1,648,062	4/13/2014	—	—	—	4/13/2016	—	—	—
	2/1/2010	Conditional	No	58,256	22.93	1,335,810	2/1/2013	—	—	—	2/1/2015	—	—	—
	2/2/2009	Conditional	No	37,458	13.05	488,827	2/2/2012	—	—	—	2/2/2014	—	—	—
	2/4/2008	Unconditional	No	37,458	18.18	680,986	2/4/2011	32,107	31.81	1,021,324	2/4/2013	—	—	—
	1/17/2007	Unconditional	No	42,980	20.39	876,362	1/17/2010	33,565	22.86	767,296	1/17/2012	—	—	—
	1/18/2006	Unconditional	Yes	48,241	17.90	863,514	1/18/2009	48,241	12.40	598,188	1/18/2011	48,241	29.95	1,444,818
F.J. van Hout[5]	4/13/2011	Conditional	No	48,293	28.29	1,366,209	4/13/2014	—	—	—	4/13/2016	—	—	—
	2/1/2010	Conditional	No	48,293	22.93	1,107,358	2/1/2013	—	—	—	2/1/2015	—	—	—
	2/2/2009	Conditional	No	31,021	13.05	404,824	2/2/2012	—	—	—	2/2/2014	—	—	—
	7/18/2008	Unconditional	Yes	4,000	17.20	68,800	7/18/2011	4,000	24.15	96,600	7/18/2011	4,000	24.15	96,600
F.J.M.	4/13/2011	Conditional	No	46,886	28.29	1,326,405	4/13/2014	—	—	—	4/13/2016	—	—	—
Schneider- Manoury	2/1/2010	Conditional	No	46,886	22.93	1,075,096	2/1/2013	—	—	—	2/1/2015	—	—	—

1	The fair value of the shares as of the grant date.
2	Value is calculated by multiplying number of shares awards by the fair value at grant date. Costs under USGAAP and IFRS might deviate from the value attributed to the individual awards at the date of grant, due to differences in calculation method. Under USGAAP and IFRS, the fair value of the share awards is charged to the consolidated income statement over the vesting period.
3	Value is calculated by multiplying number of vested shares by the share price as per the vesting date.
4	Value is calculated by multiplying number of vested shares by the share price as per the end of lock-up period.
5	The shares granted to Mr. van Hout on and before October 17, 2008 relate to his pre-Board of Management period at ASML. No lock-up period is applicable for the shares granted to Mr. van Hout in his pre-Board of Management period.

ASML HOLDING N.V. - REMUNERATION REPORT 2011	16

Table IV: Overview of the unconditional option awards (as per December 31, 2011)

	At moment of grant						At moment of vesting				At end of lock-up period				Option term
Board of Management	Grant date	Full Control	Number	Exercise price EUR	Fair value[1] EUR	Total fair value[2] EUR	Vesting date	Number	Share price at vesting[3] EUR	Total intrinsic value[4] EUR	End of lock-up date	Number	Share price at end of lock-up EUR	Total intrinsic value[5] EUR	Expiration date
E. Meurice	2/2/2009	no	84,895	12.39	5.73	486,448	2/2/2010	84,895	23.24	921,111	2/2/2012	84,895	—	—	2/2/2019
	2/4/2008	yes	84,895	17.20	6.41	544,177	2/4/2009	42,448	13.54	—	2/4/2011	42,448	31.81	1,350,271	2/4/2018
P.T.F.M.	2/2/2009	no	52,554	12.39	5.73	301,134	2/2/2010	52,554	23.24	570,211	2/2/2012	52,554	—	—	2/2/2019
Wennink	2/4/2008	yes	52,554	17.20	6.41	336,871	2/4/2009	26,277	13.54	—	2/4/2011	26,277	31.81	835,871	2/4/2018
M.A. van den	2/2/2009	no	55,788	12.39	5.73	319,665	2/2/2010	55,788	23.24	605,300	2/2/2012	55,788	—	—	2/2/2019
Brink	2/4/2008	yes	55,788	17.20	6.41	357,601	2/4/2009	27,894	13.54	—	2/4/2011	27,894	31.81	887,308	2/4/2018
F.J. van Hout[6]	2/2/2009	no	46,201	12.39	5.73	264,732	2/2/2010	46,201	23.24	501,281	2/2/2012	46,201	—	—	2/2/2019
	7/18/2008	yes	8,000	14.87	5.45	43,600	7/18/2011	8,000	24.15	193,200	7/18/2011	8,000	24.15	193,200 7/18/2018
F.J.M. Schneider - Maunoury	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

1	The fair value of the option award as of the grant date.
2	Total fair value is calculated by multiplying number of options by the fair value at the date of grant. Costs under USGAAP and IFRS might deviate from the value attributed to the individual awards at the date of grant, due to differences in calculation method. Under USGAAP and IFRS, the fair value of the option awards is charged to the consolidated income statement over the vesting period.
3	The share price as per the vesting date.
4	Intrinsic value is calculated by multiplying the number of vested option awards by the share price as per the vesting date -/- the exercise price. If the exercise price is higher than the share price as of the moment of vesting we included a total intrinsic value of zero.
5	Intrinsic value is calculated by multiplying the number of vested option awards by the share price as per the end of lock-up date -/- the exercise price.
6	The options granted to Mr. Van Hout on and before October 17, 2008 relate to his pre-Board of Management period at ASML.

Below, an overview is provided of the actual outstanding share awards of each individual Board of Management member per December 31, 2011 (i.e. reflecting the development in the number of ASML shares held during 2011).

Table V: Details of shares held by members of the BoM

	Dec. 31, 2011
Board of Management	Jan. 1, 2011	Shares vested in 2011	Shares sold in 2011[1]	Free tradable[2]	With lock-up restriction[2]
E. Meurice	159,056	48,859	135,412	8,907	63,596
P.T.F.M. Wennink	50,194	30,246	50,889	—	29,551
M.A. van den Brink	58,929	32,107	59,919	—	31,117
F.J. van Hout	791	4,000	2,922	1,869	—
F.J.M Schneider-Maunoury	—	—	—	—	—

1	Shares sold in 2011 includes sell to cover for tax purposes.
2	All shares are held by an independent third party trust.

ASML HOLDING N.V. - REMUNERATION REPORT 2011	17

Below, an overview is provided of the actual outstanding options of each individual Board of Management member per December 31, 2011 (i.e. reflecting the development in the number of ASML options held during 2011).

Table VI: Details of stock options held by members of the BoM

	Jan. 1, 2011	Exercised during 2011	Share price on exercise date (EUR)	Vested during 2011	Free tradable (Dec. 31, 2011)	With lock-up restriction (Dec. 31, 2011)	Exercise price (EUR)	Expiration date
E. Meurice	125,000	125,000	30.70	—	—	—	10.62	10/15/2014
	57,770	34,500	24.23	—	23,270	—	11.53	1/19/2015
	12,500	12,500	24.30	—	—	—	11.52	1/21/2015
	88,371	—	—	—	88,371	—	17.90	1/18/2016
	95,146	—	—	—	95,146	—	20.39	1/17/2017
	42,448	—	—	—	42,448		17.20	2/4/2018
	84,895	—	—	—	—	84,895	12.39	2/2/2019
P.T.F.M. Wennink	31,500	—	—	—	31,500	—	58.00	1/20/2012
	20,000	20,000	27.32	—	—	—	11.53	1/19/2015
	56,236	56,236	27.32	—	—	—	17.90	1/18/2016
	58,964	58,964	27.32	—	—	—	20.39	1/17/2017
	26,277	26,277	28.00	—	—		17.20	2/4/2018
	52,554	—	—	—	—	52,554	12.39	2/2/2019
M.A. van den Brink	31,500	—	—	—	31,500	—	58.00	1/20/2012
	40,000	40,000	27.21	—	—	—	17.90	1/18/2016
	61,644	61,644	27.21	—	—	—	20.39	1/17/2017
	27,894	—	—	—	27,894		17.20	2/4/2018
	55,788	—	—	—	—	55,788	12.39	2/2/2019
F.J. van Hout	15,000	15,000	27.34	—	—	—	10.11	7/18/2013
	10,000	10,000	27.34	—	—	—	17.34	1/19/2014
	20,000	20,000	27.34	—	—	—	12.02	7/16/2014
	9,000	9,000	27.34	—	—	—	11.56	4/15/2015
	14,000	14,000	27.96	—	—	—	17.90	10/20/2016
	1,388	1,388	27.37	—	—	—	24.26	10/19/2017
	—	8,000	30.00	8,000	—	—	14.87	7/18/2018
	3,987	3,987	27.34	—	—	—	11.43	10/17/2018
	46,201	—	—	—	—	46,201	12.39	2/2/2019
F.J.M. Schneider-Maunoury	—	—	—	—	—	—	—	—

ASML HOLDING N.V. - REMUNERATION REPORT 2011	18

Supervisory Board Remuneration

The Remuneration Committee is responsible for reviewing and, if appropriate, recommending changes to the remuneration of the Supervisory Board. Any recommended changes to the remuneration of the members of the Supervisory Board must be submitted to the General Meeting of Shareholders for approval.

Fee levels

In 2011 the Supervisory Board proposed and the General Meeting of Shareholders approved an adjustment of the remuneration of the Supervisory Board, effective as per April 1, 2011. The remuneration arrangement is set out in the table below. Furthermore the General Meeting of Shareholders approved to further increase the annual (fixed) fee with a maximum amount of EUR 5,000 depending on circumstances.

In accordance with the Dutch Corporate Governance Code, the Supervisory Board remuneration is not dependent on the financial results of the Company. No member of the Supervisory Board personally maintains a business relationship with the Company other than as a member of the Supervisory Board.

Supervisory Board fee levels

	Annual (fixed) fee	Audit Committee	Other committees
Role	EUR	EUR	EUR
Chairman	65,000	15,000	12,000
Non-European member[1]	75,000	10,000	8,000
European member[1]	45,000	10,000	8,000

1	In addition to the annual (fixed) fee, the Vice-Chairman of the Supervisory Board receives EUR 5,000 to fulfill this role.

Additional reimbursements

In addition, in 2011, ASML paid a net cost allowance amounting to EUR 1,800 per year to each Supervisory Board member, and EUR 2,400 per year to the Chairman of the Supervisory Board.

Share ownership

Members of the Board of Management and/or Supervisory Board are free to acquire or dispose of ASML shares or options for their own account, provided they comply with the applicable ASML Insider Trading Rules. Those securities are not part of members’ remuneration from the Company and are therefore not included. None of the members of the Supervisory Board currently ownes shares or options on shares of the Company.

Loans

The Company has not granted any (personal) loans to, nor has it granted any guarantees or the like in favor of, any of the members of the Supervisory Board.

ASML HOLDING N.V. - REMUNERATION REPORT 2011	19

Remuneration awarded in 2011

In the following table, an overview is presented with regard to the remuneration awarded to Supervisory Board members in 2011.

Supervisory Board remuneration in 2011

Year ended December 31	2011	Supervisory Board	Audit Committee	Remuneration Committee	Selection and Nomination Committee	Technology and Strategy Committee	Other[1,2]
Arthur P.M. van der Poel	88,250	62,500	10,000	—	7,875	7,875	—
Jos W.B. Westerburgen	66,750	43,750	—	11,500	11,500	—	—
OB Bilous	99,500	73,750	—	—	7,875	7,875	10,000
Frits W. Fröhlich	62,500	43,750	15,000	—	—	—	3,750
Hendrika (Ieke) C.J. van den Burg	51,625	43,750	—	7,875	—	—	—
William T. Siegle	85,250	73,750	—	—	—	11,500	—
Pauline F.M. van der Meer Mohr	51,625	43,750	—	7,875	—	—	—
Wolfgang H. Ziebart	61,625	43,750	10,000	—	—	7,875	—

Total	567,125	428,750	35,000	27,250	27,250	35,125	13,750

1	To compensate for certain obligations ASML has towards the US government as a result of the merger with SVG in 2001, one US member receives an additional EUR 10,000 to fulfill these obligations.
2	In addition to the annual fixed fee, the Vice-Chairman of the Supervisory Board receives EUR 5,000 per year to fulfill his role. As the adjustment of the Supervisory Board’s remuneration became effective as per April 1, 2011, the Vice-Chairman fee paid over the financial year 2011 amounted to EUR 3,750.

ASML HOLDING N.V. - REMUNERATION REPORT 2011	20